DATE:	October 7, 2008

SUBJECT:	Notice of Extension of Offer to Exchange Certain Outstanding Options and SARs
We have extended our offer to exchange restricted stock units for certain outstanding options and stock appreciation rights that began on September 8, 2008. The new expiration date for the exchange offer is 5:00 p.m., Pacific Daylight time, on Monday, October 13, 2008. All other terms and conditions of the exchange offer remain unchanged. As of the close of business on October 6, 2008, holders of Eligible Awards had tendered options and stock appreciation rights with respect to approximately 3.9 million shares of our common stock.
If you have any questions, please contact the MGM MIRAGE Stock Plan Service Center at 1-877-992-4644.